New Majority Capital Management LLC (the "Company") a

Delaware LLC

Financial Statements

For the fiscal year ended December 31, 2024 and 2023


New Majority Capital Management LLC
Balance Sheet


Assets	Dec 31, 2024	Dec 31, 2023
Current Assets:		
Cash and cash equivalents	211,303	485,958
Accounts receivable	51,000	430,000
Prepaid expenses and other assets	594,172	364,084
Total current assets	**856,475**	**1,280,042**
Property and equipment - net		
Intangible assets - net	30,208	33,984
Total Assets	**886,683**	**1,314,026**

Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts Payable	119,228	47,755
Accrued expenses		
Deferred revenue and other liabilities		
Total current liabilities	**119,228**	**47,755**
Convertible notes (if any)		
Other long term liabilities	125,799	150,000
Total liabilities	**245,027**	**197,755**
Stockholders' Equity		
Total value of common stock issued		
Total value of preferred stock issued		
SAFE - future equity obligation		
Additional paid-in capital		
Total stockholders' equity	**641,656**	**1,116,271**
Total liabilities and stockholders' equity:	**886,683**	**1,314,026**


Unaudited


New Majority Capital Management LLC
Income Statement

Income Statement	Dec 31, 2024	Dec 31, 2023
Revenue - net	507489	838324
Cost of revenue	0	0
Gross profit/loss	**507489**	**838324**
Operating expenses	982895	697044
Operating profit / loss	**-475406**	**141280**
Other income/expense	494	-5093
Net profit/loss	**-474912**	**136187**

New Majority Capital Management LLC
Statement of Cash Flows

Statement of Cash Flows	Dec 31, 2024	Dec 31, 2023
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	-475406	141280
Change in Other assets	-198398	-338040
Change in Depreciation / Amortization expense	3776	2517
Change in Accounts Receivables	379000	-404300
Change in Payables	71473	-44390
Charitable contributions		-3000
Non-deductible expenses	-3215	-2093
Net Cash Flows From Operating Activities	**-222770**	**-648026**
Cash Flows From Financing Activities		
Change in liabilities	-24201	50000
Capital contributions	0	1028000
capital expenses / investment	-31690	
cash from interest income	4006	
Net Cash Flows From Financing Activities	**-51885**	**1078000**
Cash at Beginning of Period	485958	55984
Net Increase (Decrease) In Cash	-274655	429974
Cash at End of Period	**211303**	**485958**

New Majority Capital Management LLC
Statement of Changes in Equity

Statement of Changes in Equity	Dec 31, 2024	Dec 31, 2023
Opening Balance	1116271	-47,916
Net profit/loss	-474615	136187
Stock Issued	0	0
Preferred Stock Issued	0	1028000
Ending Balance	**641656**	**1,116,271**

Unaudited

New Majority Capital Management LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2023
$USD

1. ORGANIZATION AND PURPOSE

New Majority Capital Management LLC (the "Company") is an LLC organized in 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.